Exhibit 99.1

HUYA Inc. Reports Third Quarter 2024 Unaudited Financial Results

GUANGZHOU, China, November 12, 2024 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Highlights1

•	Total net revenues were RMB1,537.7 million (US$219.1 million) for the third quarter of 2024, compared with RMB1,664.3 million for the same period of 2023.

•	Game-related services, advertising and other revenues (formerly known as advertising and other revenues) were RMB410.2 million (US$58.4 million) for the third quarter of 2024, compared with RMB132.6 million for the same period of 2023.

•	Net income attributable to HUYA Inc. was RMB23.6 million (US$3.4 million) for the third quarter of 2024, compared with RMB10.5 million for the same period of 2023.

•	Non-GAAP net income attributable to HUYA Inc.[2] was RMB78.0 million (US$11.1 million) for the third quarter of 2024, compared with RMB106.7 million for the same period of 2023.

•	Average mobile MAUs[3] for the third quarter of 2024 was 84.0 million, compared with 86.0 million for the same period of 2023.

“In the third quarter of 2024, our game-related services business achieved robust growth thanks to our continuous efforts to enhance cooperation with game studios and deepen broadcasters’ engagement on our platform. Revenues from game-related services, advertising, and others grew by 209.3% year-over-year in the third quarter, reaching RMB410.2 million and contributing a record high of 26.7% of our total net revenues,” said Mr. Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President of Huya. “We also maintained stable engagement across our high-quality user base. Our paying users4 rose by 9.5% year-over-year to 4.6 million in the third quarter, driven by the increase in users paying for game-related services. Furthermore, our growing collaborations with various content platforms brought our compelling game live streaming and video content to a wider audience, unlocking new commercialization opportunities. Going forward, we will continue to foster in-house content initiatives and develop productive partnerships, unleashing our potential across game-related services and live streaming and propelling our long-term business development.”

Mr. Raymond Peng Lei, Acting Co-Chief Executive Officer and Chief Financial Officer of Huya, continued, “We recorded total net revenues of RMB1.54 billion in the third quarter. While the macroeconomic and industry environment continued to weigh on our live streaming revenues, we proactively adjusted our business structure to support our strategic transformation. Game-related services, advertising and other businesses maintained strong growth momentum and made a more meaningful contribution to our topline. Overall, we delivered a stable year-over-year operating performance by improving efficiency and reducing total operating expenses by 20.9% year-over-year. Regarding shareholder returns, as of the end of September 2024, we had repurchased US$61.1 million of Huya shares through our share repurchase program. We have also returned an aggregate value of approximately US$400 million through two rounds of special cash dividends this year. As always, we remain committed to enhancing our financial and operating performance and creating greater value for shareholders.”

Third Quarter 2024 Financial Results

Total net revenues for the third quarter of 2024 were RMB1,537.7 million (US$219.1 million), compared with RMB1,664.3 million for the same period of 2023.

Live streaming revenues were RMB1,127.5 million (US$160.7 million) for the third quarter of 2024, compared with RMB1,531.7 million for the same period of 2023, primarily due to the continued impact of the macroeconomic and industry environment and the Company’s proactive business adjustments in support of its strategic transformation and prudent operations.

Game-related services, advertising and other revenues were RMB410.2 million (US$58.4 million) for the third quarter of 2024, compared with RMB132.6 million for the same period of 2023, primarily due to increased revenues from game distribution and advertising services and in-game item sales, which was mainly attributable to the Company’s deepened cooperation with Tencent and other game companies.

Cost of revenues decreased by 6.1% to RMB1,334.1 million (US$190.1 million) for the third quarter of 2024 from RMB1,421.5 million for the same period of 2023, primarily due to decreased revenue sharing fees and content costs, as well as bandwidth and server custody fees.

Revenue sharing fees and content costs decreased by 4.9% to RMB1,172.7 million (US$167.1 million) for the third quarter of 2024 from RMB1,233.2 million for the same period of 2023, primarily due to decreased live streaming revenue sharing fees associated with the decline in live streaming revenues as well as lower costs related to licensed e-sports content, partially offset by increased game-related services, advertising and other revenue sharing fees.

Bandwidth and server custody fees decreased by 26.4% to RMB61.4 million (US$8.8 million) for the third quarter of 2024 from RMB83.4 million for the same period of 2023, primarily due to continued technology and management enhancement efforts, as well as favorable pricing terms.

Gross profit was RMB203.6 million (US$29.0 million) for the third quarter of 2024, compared with RMB242.8 million for the same period of 2023. Gross margin was 13.2% for the third quarter of 2024, compared with 14.6% for the same period of 2023. This change was primarily attributable to increased revenue sharing fees and content costs as a percentage of total net revenues, which rose mainly because the decrease in live streaming revenues outpaced the decrease in content costs.

Research and development expenses decreased by 12.1% to RMB125.5 million (US$17.9 million) for the third quarter of 2024 from RMB142.8 million for the same period of 2023, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses decreased by 30.4% to RMB73.3 million (US$10.4 million) for the third quarter of 2024 from RMB105.4 million for the same period of 2023, primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses decreased by 24.7% to RMB50.0 million (US$7.1 million) for the third quarter of 2024 from RMB66.4 million for the same period of 2023, primarily due to decreased professional service fees and personnel-related expenses.

Other income was RMB13.0 million (US$1.8 million) for the third quarter of 2024, compared with RMB40.2 million for the same period of 2023, primarily attributable to realized damages received in the third quarter of 2023 from a favorable outcome in a broadcaster-related lawsuit and lower government subsidies.

Operating loss was RMB32.3 million (US$4.6 million) for the third quarter of 2024, compared with RMB31.6 million for the same period of 2023.

Interest income was RMB96.6 million (US$13.8 million) for the third quarter of 2024, compared with RMB128.5 million for the same period of 2023, primarily due to lower time deposit balance, which was mainly attributable to the special cash dividends paid in May 2024 and October 2024.

Net income attributable to HUYA Inc. was RMB23.6 million (US$3.4 million) for the third quarter of 2024, compared with RMB10.5 million for the same period of 2023.

Non-GAAP net income attributable to HUYA Inc. was RMB78.0 million (US$11.1 million) for the third quarter of 2024, compared with RMB106.7 million for the same period of 2023.

Basic and diluted net income per American depositary share (“ADS”) were each RMB0.10 (US$0.01) for the third quarter of 2024. Basic and diluted net income per ADS were each RMB0.04 for the third quarter of 2023. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net income per ADS were each RMB0.34 (US$0.05) for the third quarter of 2024. Non-GAAP basic and diluted net income per ADS were RMB0.44 and RMB0.43, respectively, for the third quarter of 2023.

As of September 30, 2024, the Company had cash and cash equivalents, short-term deposits, short-term investment and long-term deposits of RMB8,078.4 million (US$1,151.2 million), compared with RMB8,193.3 million as of June 30, 2024.

Share Repurchase Program

The board of directors of the Company authorized a share repurchase program in August 2023, under which the Company may repurchase up to US$100 million of its ADSs or ordinary shares over a 12-month period. In August 2024, the board of directors of the Company authorized an extension of the expiry date of the share repurchase program to March 31, 2025. As of September 30, 2024, the Company had repurchased 18.2 million ADSs with a total aggregate consideration of US$61.1 million under this program.

Earnings Webinar

The Company’s management will host a Tencent Meeting Webinar at 7:00 a.m. U.S. Eastern Time on November 12, 2024 (8:00 p.m. Beijing/Hong Kong time on November 12, 2024), to review and discuss the Company's business and financial performance.

For participants who wish to join the webinar, please complete the online registration in advance using the links provided below. Upon registration, participants will receive an email with webinar access information, including meeting ID, meeting link, dial-in numbers, and a unique attendee ID to join the webinar.

Participant Online Registration:

Chinese Mainland[5]:	https://meeting.tencent.com/dw/6WRc9Ojhmp5c
International:	https://voovmeeting.com/dw/6WRc9Ojhmp5c

A live webcast of the webinar will be accessible at https://ir.huya.com, and a replay of the webcast will be available following the session.

1 In December 2023, the Company acquired a global mobile application service provider from Tencent Holdings Limited for an aggregate cash consideration of US$81 million, the principal terms of which were previously disclosed. As a result of this business combination under common control, in accordance with ASC 805, Business Combinations, the Company has consolidated the financial results of this mobile application service provider on a retrospective basis since the first quarter of 2022. Accordingly, retrospective adjustments have been made to the Company’s consolidated historical financial information presented herein, reflecting the consolidation of this mobile application service provider. The Company does not believe the retrospective adjustments to the Company’s results to be material, as compared to the historical financial information previously presented. Given that this was a transaction that involved entities under common control of Tencent Holdings Limited, all assets and assumed liabilities transferred have been recognized at the historical cost of the parent.

2 “Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. For more information, please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

3 Refers to the average mobile monthly active users who accessed the Company’s domestic Huya Live platform and related services. Average mobile MAUs for any period is calculated by dividing (i) the sum of mobile active users for each month during such relevant period, by (ii) the number of months during such relevant period.

4 Refers to the sum of user accounts that purchased various products and services on the Company’s domestic Huya Live platform and related services at least once during such relevant period.

5 For the purpose of this announcement only, Chinese Mainland excludes the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China, and Taiwan.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China. As a technology-driven company, Huya offers rich and dynamic content across games, e-sports, and other entertainment genres where it has cultivated a large, highly engaged, interactive, immersive community of game enthusiasts. Building on its success in game live streaming and through close collaboration with game companies, e-sports tournament organizers, broadcasters and talent agencies, Huya is expanding its presence in the game industry, both domestically and internationally. By providing more innovative game-related services, the Company is committed to meeting the evolving needs of game enthusiasts, content creators, and industry partners.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), except that the consolidated statement of changes in shareholders' equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating loss, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses and amortization of intangible assets from business acquisitions. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets from business acquisitions, net of income taxes, to the extent applicable. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, (ii) impairment loss of investments, and (iii) amortization of intangible assets from business acquisitions (net of income taxes), add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures represent useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, and (ii) amortization of intangible assets from business acquisitions (net of income taxes), which have been and will continue to be significant recurring expenses in its business, and (iii) impairment loss of investments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company's net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider a non-GAAP financial measure in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results" at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as Huya's strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya's goals and strategies; Huya's future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya's ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	511,973	1,095,785	156,148
Restricted cash	18,137	17,840	2,542
Short-term deposits	6,851,160	5,472,648	779,846
Accounts receivable, net	64,258	89,927	12,814
Prepaid assets and amounts due from related parties, net	148,648	337,175	48,047
Prepayments and other current assets, net	556,435	689,311	98,226

Total current assets	8,150,611	7,702,686	1,097,623

Non-current assets
Long-term deposits	2,553,293	1,510,000	215,173
Investments	751,844	606,455	86,419
Goodwill	456,976	452,118	64,426
Property and equipment, net	326,765	447,592	63,781
Intangible assets, net	161,739	134,063	19,104
Right-of-use assets, net	379,006	348,001	49,590
Prepayments and other non-current assets	144,120	123,461	17,593

Total non-current assets	4,773,743	3,621,690	516,086

Total assets	12,924,354	11,324,376	1,613,709

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	14,961	68,337	9,738
Advances from customers and deferred revenue	412,257	265,491	37,832
Income taxes payable	49,914	54,923	7,826
Accrued liabilities and other current liabilities	1,474,827	1,294,164	184,414
Amounts due to related parties	177,714	150,096	21,389
Lease liabilities due within one year	31,832	29,558	4,212
Dividends payable	-	1,744,867	248,642

Total current liabilities	2,161,505	3,607,436	514,053

Non-current liabilities
Lease liabilities	48,069	24,658	3,514
Deferred tax liabilities	42,317	29,267	4,171
Deferred revenue	47,864	37,843	5,393

Total non-current liabilities	138,250	91,768	13,078

Total liabilities	2,299,755	3,699,204	527,131

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2023 and September 30, 2024, respectively; 82,696,852 and 75,455,486 shares issued and outstanding as of December 31, 2023 and September 30, 2024, respectively)	61	52	7
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2022 and September 30, 2023, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2023 and September 30, 2024, respectively)	98	98	14
Treasury shares	(206,345)	(90,042)	(12,831)
Additional paid-in capital	12,000,100	8,849,094	1,260,986
Statutory reserves	122,429	122,429	17,446
Accumulated deficit	(2,052,336)	(1,928,088)	(274,750)
Accumulated other comprehensive income	760,592	671,629	95,706

Total shareholders’ equity	10,624,599	7,625,172	1,086,578

Total liabilities and shareholders’ equity	12,924,354	11,324,376	1,613,709

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2023*	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023*	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	1,531,711	1,233,064	1,127,499	160,667	5,107,319	3,621,007	515,989
Game-related services, advertising and other revenues	132,591	308,518	410,160	58,447	357,196	962,281	137,124

Total net revenues	1,664,302	1,541,582	1,537,659	219,114	5,464,515	4,583,288	653,113

Cost of revenues(1)	(1,421,460)	(1,326,710)	(1,334,085)	(190,106)	(4,664,521)	(3,944,297)	(562,058)

Gross profit	242,842	214,872	203,574	29,008	799,994	638,991	91,055

Operating expenses(1)
Research and development expenses	(142,832)	(128,710)	(125,508)	(17,885)	(441,610)	(389,324)	(55,478)
Sales and marketing expenses	(105,354)	(61,689)	(73,330)	(10,449)	(327,262)	(211,251)	(30,103)
General and administrative expenses	(66,417)	(63,729)	(50,025)	(7,129)	(220,600)	(173,786)	(24,764)

Total operating expenses	(314,603)	(254,128)	(248,863)	(35,463)	(989,472)	(774,361)	(110,345)

Other income, net	40,185	13,219	12,958	1,847	68,153	38,486	5,484

Operating loss	(31,576)	(26,037)	(32,331)	(4,608)	(121,325)	(96,884)	(13,806)

Interest income	128,480	102,523	96,580	13,763	350,201	316,155	45,052
Impairment loss of investments	(80,774)	(45,079)	(36,298)	(5,172)	(145,889)	(81,377)	(11,596)
Foreign currency exchange (losses)/gains, net	(1,765)	364	(1,225)	(175)	(3,817)	(3,280)	(467)

Income before income tax expenses	14,365	31,771	26,726	3,808	79,170	134,614	19,183

Income tax expenses	(3,822)	(2,169)	(3,113)	(444)	(8,718)	(10,366)	(1,477)

Net income attributable to HUYA Inc.	10,543	29,602	23,613	3,364	70,452	124,248	17,706

Net income attributable to ordinary shareholders	10,543	29,602	23,613	3,364	70,452	124,248	17,706

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2023*	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023*	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ADS**
—Basic	0.04	0.13	0.10	0.01	0.29	0.54	0.08
—Diluted	0.04	0.13	0.10	0.01	0.29	0.53	0.08
Net income per ordinary share
—Basic	0.04	0.13	0.10	0.01	0.29	0.54	0.08
—Diluted	0.04	0.13	0.10	0.01	0.29	0.53	0.08

Weighted average number of ADS used in calculating net income per ADS
—Basic	244,651,286	231,022,644	231,366,502	231,366,502	243,736,441	231,852,981	231,852,981
—Diluted	246,437,179	234,167,978	232,948,154	232,948,154	246,529,235	234,514,598	234,514,598

*	HUYA Inc. Unaudited Condensed Consolidated Statements of Operations for three months ended September 30, 2023 and nine months ended September 30, 2023 have been retrospectively adjusted due to the business combination under common control as stated in footnote 1 of this press release.
**	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	2,543	4,492	3,521	502	16,154	12,298	1,752
Research and development expenses	7,296	7,873	5,497	783	40,133	20,986	2,990
Sales and marketing expenses	651	446	171	24	2,594	983	140
General and administrative expenses	(68)	4,573	4,014	572	19,000	12,855	1,832

HUYA INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2023*	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023*	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	242,842	214,872	203,574	29,008	799,994	638,991	91,055
Share-based compensation expenses allocated in cost of revenues	2,543	4,492	3,521	502	16,154	12,298	1,752

Non-GAAP gross profit	245,385	219,364	207,095	29,510	816,148	651,289	92,807

Operating loss	(31,576)	(26,037)	(32,331)	(4,608)	(121,325)	(96,884)	(13,806)
Share-based compensation expenses	10,422	17,384	13,203	1,881	77,881	47,122	6,714
Amortization of intangible assets from business acquisitions	5,993	5,941	5,937	846	17,605	17,808	2,538

Non-GAAP operating loss	(15,161)	(2,712)	(13,191)	(1,881)	(25,839)	(31,954)	(4,554)

Net income attributable to HUYA Inc.	10,543	29,602	23,613	3,364	70,452	124,248	17,706
Impairment loss of investments	80,774	45,079	36,298	5,172	145,889	81,377	11,596
Share-based compensation expenses	10,422	17,384	13,203	1,881	77,881	47,122	6,714
Amortization of intangible assets from business acquisitions, net of income taxes	4,974	4,931	4,928	702	14,612	14,781	2,106

Non-GAAP net income attributable to HUYA Inc.	106,713	96,996	78,042	11,119	308,834	267,528	38,122

Net income attributable to ordinary shareholders	10,543	29,602	23,613	3,364	70,452	124,248	17,706
Impairment loss of investments	80,774	45,079	36,298	5,172	145,889	81,377	11,596
Share-based compensation expenses	10,422	17,384	13,203	1,881	77,881	47,122	6,714
Amortization of intangible assets from business acquisitions, net of income taxes	4,974	4,931	4,928	702	14,612	14,781	2,106

Non-GAAP net income attributable to ordinary shareholders	106,713	96,996	78,042	11,119	308,834	267,528	38,122

Non-GAAP net income per ordinary share
—Basic	0.44	0.42	0.34	0.05	1.27	1.15	0.16
—Diluted	0.43	0.41	0.34	0.05	1.25	1.14	0.16

Non-GAAP net income per ADS
—Basic	0.44	0.42	0.34	0.05	1.27	1.15	0.16
—Diluted	0.43	0.41	0.34	0.05	1.25	1.14	0.16

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	244,651,286	231,022,644	231,366,502	231,366,502	243,736,441	231,852,981	231,852,981
—Diluted	246,437,179	234,167,978	232,948,154	232,948,154	246,529,235	234,514,598	234,514,598

*	HUYA Inc. Unaudited Reconciliations of GAAP and Non-GAAP Results for three months ended September 30, 2023 and nine months ended September 30, 2023 have been retrospectively adjusted due to the business combination under common control as stated in footnote 1 of this press release.